GENCO RESOURCES LTD.

Consolidated Financial Statements

For the Nine Months Ended September 30, 2006

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada  V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-02 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the nine month period ended September 30, 2006, which follow this notice, have not been reviewed by an auditor.

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

As at September 30, 2006

(Expressed in Canadian dollars)	Unaudited – Prepared by Management
	September 30,	December 31,
	2006	2005
	$	$

Assets
Current Assets
Cash	1,722,788	724,757
Accounts receivable	1,934,253	1,046,426
Inventory (Note 4)	545,416	577,972
Prepaid Pre-paid expenses and deposits	44,264	50,584
	4,246,721	2,399,739

Mineral property interests (Note 5)	44,505	43,475

Capital Assets
Property, plant and equipment (Note 7)	15,262,065	12,462,268

Total Assets	19,533,291	$ 14,905,482

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	569,480	733,919
Royalties and fees payable	819,832	236,245
Current portion of long-term debt (Note 9)	557,650	582,950
VAT payable	518,984	–
	2,465,946	1,553,114

Long-term Liabilities
Long-term debt (Note 9)	1,876,858	2,437,939
Deferred income tax	1,533,976	–
Asset retirement obligation (Note 10)	208,145	198,542
	3,618,979	2,636,481

Total Liabilities	6,084,925	4,189,595

Shareholders’ Equity
Share capital (Note 11)	19,656,340	16,356,776
Deficit, per Exhibit “B”	(6,187,974)	(5,640,889)
	13,468,366	10,715,887
Total Liabilities and Shareholders’ Equity	$ 19,553,291	$ 14,905,482

Approved by the Board of Directors

The accompanying notes are an integral part of these financial statements

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian Dollars)	Unaudited – Prepared by Management
	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
	$	$	$	$
		(Restated)		(Restated)
Revenue	2,009,404	1,957,094	7,026,100	5,832,304
Cost of sales	918,468	1,456,925	3,723,021	3,787,015
Gross income	1,090,936	500,169	3,303,079	2,045,289

Operating expenses
Accounting and legal	23,845	13,273	99,143	102,242
Advertising and promotion	55,455	11,646	152,572	62,018
Amortization and accretion	9,756	5,699	29,118	19,066
Consulting fees	90,114	26,617	162,621	108,040
Foreign exchange	190,202	78,898	239,883	226,098
Insurance	13,528	1,715	35,265	12,585
Interest and bank charges	(310)	(14,280)	579	(10,968)
Management fees	88,000	96,000	280,000	288,000
Office and miscellaneous	27,237	37,893	102,747	113,709
Regulatory fees	3,105	1,978	32,626	17,834
Rent	21,430	15,815	53,611	47,392
Telephone	6,554	5,563	13,543	14,630
Travel	30,207	34,097	152,035	211,278
Wages and benefits	45,459	42,798	161,978	135,205
Total operating expenses	604,582	357,712	1,515,721	1,347,129

Income (loss) before other items	486,354	142,457	1,787,358	698,160

Other income (expenses)
Accretion on long-term debt	(28,866)	(33,493)	(91,791)	(105,228)
Interest and other income	15,896	(3,712)	52,223	57,165
Stock compensation expense (Note 11)	(221,650)	(240,526)	(746,035)	(255,240)
Translation adjustment	(137,065)	–	(137,065)	–
	(371,685)	(277,731)	(922,668)	(303,303)

Income (loss) before taxes	114,669	(135,274)	864,690	394,857

Deferred income tax	(466,279)	379,738	(1,411,774)	379,738

Net income (loss)	(351,610)	244,464	(547,084)	774,595
Deficit, beginning	(5,836,364)	(5,829,836)	(5,640,889)	(6,359,967)
Deficit, ending, to Exhibit “A”	(6,187,974)	(5,585,372)	(6,187,974)	(5,585,372)

Basic and diluted earnings (loss) per share	(0.01)	0.01	(0.02)	0.03
Weighted average shares outstanding - Basic	28,631,406	25,602,431	27,574,597	24,377,899
Weighted average shares outstanding - Diluted	31,690,315	25,844,465	30,930,786	24,391,948

The accompanying notes are an integral part of these financial statements

Exhibit “C”

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flows

For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian dollars)	Unaudited – Prepared by Management
	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
	$	$	$	$
		(Restated)		(Restated)
Cash flows from operating activities
Net income (loss) for the period	(351,610)	244,464	(547,084)	774,395
Adjustments for:
Accretion of reclamation liability	3,251	3,151	9,603	9,306
Amortization	197,304	219,206	512,583	347,291
Stock compensation expense	221,650	240,526	746,035	255,240
Stock issuance	–	–	–	–
Future income tax expense	466,279	(379,738)	1,411,774	(379,738)
	536,874	327,609	2,132,911	1,006,494

(Increase) decrease in accounts receivable	(484,001)	(111,276)	(887,827)	(289,034)
(Increase) decrease in inventory	(136,162)	149,659	32,557	(229,193)
(Increase) decrease in prepaid expense	94,462	(109,695	6,320	(135,490)
Increase (decrease) in accounts payable	(242,443)	91,533	(164,439)	(743,680)
Increase (decrease) in other payables	402,271	–	583,587	(84,733)
Increase in VAT taxes payable	298,196	14,788	518,984	14,788
Change in non-cash working capital	(67,677)	35,009	89,182	(1,467,342)

Cash used in (from) operations	469,197	362,618	2,222,093	(460,848)

Cash flows from investing activities
Deferred exploration and development	(1,533,152)	(211,119)	(3,132,833)	(1,258,469)
Mineral properties	(905)	–	(1,030)	(142)
Purchase of fixed assets	(27,338)	(481,575)	(179,547)	(496,843)
Other investments	–	310	–	47
	(1,561,395)	(692,384)	(3,313,410)	(1,755,407)

Cash flows from financing activities
Increase (decrease) in long-term debt	(562,950)	(723,700)	(562,950)	(723,700)
Shares issued for cash (less costs)	212,850	107,671	2,553,529	3,676,670
	(350,100)	(616,029)	1,990,579	2,952,970

Foreign exchange translation	160,493	(9,958)	98,769	149,299

(Decrease) increase in cash flows	(1,281,805)	(955,753)	998,031	886,014

Cash - beginning of period	3,004,593	1,841,767	724,757	–

Cash – end of period	$ 1,722,788	$ 886,014	$ 1,722,788	$ 886,014

The accompanying notes are an integral part of these financial statements

1.

Introduction

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. from Luismin S.A. de C.V. (“Luismin”).  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of debt and the issuance of shares. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company made the second instalment payment of US $500,000 in cash.  On August 2, 2006 the Company made the third instalment payment of US $500,000 in cash.  La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b) Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

2.

Significant Accounting Policies (continued)

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.  Inventory cost includes all direct costs of extracting the ore, direct labour and all indirect costs associated with operating the La Guitarra mine.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Computer equipment

30 - 45%

Office equipment

20.00%

Straight line:

Building

  5.00%

Computers

30.00%

Leasehold improvements

20.00%

Machinery and equipment

12.00%

Mine development and preparation

  4.12%

Office furniture and equipment

10.00%

Transport equipment

25.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

2.

Significant Accounting Policies (continued)

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

i) Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

2.

Significant Accounting Policies (continued)

j) Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long-term debt consists of a non-interest bearing promissory note of US $2,500,000 (September 30, 2005: US $3,000,000).  This debt has been recorded at its fair value based on equal payments of US $500,000 over eight years starting August 1, 2004 discounted at 5% per annum.

4.

Inventory

	September 30, 2006 $	December 31, 2005 $
Concentrate	107,467	71,714
Major spares	72,495	208,284
Parts and supplies	365,454	297,974
	545,416	$ 577,972

5.

Mineral Properties and Investment

	September 30, 2006 $	December 31, 2005 $
Transvaal Property	20,000	20,000
Oest, Nevada	24,505	23,475
Mineral Properties	$ 44,505	$ 43,475

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds maintaining these claims during the period ended September 30, 2006 (September 30, 2005 – Nil).

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. The Company spent $1,030 maintaining these claims during the period ended September 30, 2006 (September 30, 2005 - $148).

As of the year end date, the Company still maintains the properties in good standing for further exploration and development or potential sale.

6.

Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine in Mexico. The purchase price of the transaction was US $5,000,000 (Cdn $6,996,000) and $354,091 direct acquisition costs with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company paid the vendor $605,000 Cdn (US $500,000) to satisfy the second payment obligation.  On August 2, 2006 the Company paid $562,950 CDN (US $500,000) to satisfy the third payment obligation.

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, August 31, 2003, in Canadian dollars.  The fair value of the net assets acquired was based on the fair value of the consideration given being $1,407,921 in common shares, $4,491,932 being the fair value of the non-interest bearing debt plus acquisition costs of $354,091.

$
Current assets	1,723,000
Property, plant and equipment	5,908,075
Total assets acquired	7,631,075
Total liabilities assumed	(1,377,131)
Net assets acquired	$ 6,253,944

7.

Property, Plant and Equipment

	Cost $	Accumulated amortization & depletion $	Sept 30, 2006 Net $	Dec 31, 2005 Net $
Automotive	216,248	87,968	128,280	67,479
Buildings	971,886	159,585	812,301	846,269
Computer equipment	56,902	34,205	22,697	16,856
Furniture and fixtures	65,611	28,355	37,256	43,980
Infrastructure and mine development	9,356,357	594,304	8,762,053	9,087,634
Leasehold improvements	44,250	32,450	11,800	18,437
Mining equipment	2,002,737	473,472	1,529,265	1,546,711
Mine reclamation	186,424	24,857	161,567	170,889
Property, plant and equipment	12,900,415	1,435,196	11,465,219	11,798,255

Exploration projects	3,649,591	–	3,649,591	664,013
Civil works project	63,418	–	63,418	–
Other deferred charges	83,837	–	83,837	–
Exploration and development	3,796,846	–	3,796,846	664,013
Total capital assets	$16,697,261	$ 1,435,196	$15,262,065	$12,462,268

8.

Related Party Transactions

During the nine month period ended September 30, 2006, the Company paid $268,391 in consulting and management fees to directors and officers (September 30, 2005 - $244,358).

All sales of concentrate are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 178,016 options at $0.75 each for proceeds of $133,512, 50,000 options at $0.80 for net proceeds of $40,000 and 165,106 options at $0.85 for net proceeds of $140,340.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 195,334 warrants priced at $1.55 for net proceeds of $302,768 and 181,500 warrants priced at $0.90 for net proceeds of $163,350.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (Cdn $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2007 is $557,650 and is recorded as a current liability.

9.     Long-Term Debt (continued)

The debt has been discounted for financial reporting purposes to its fair value.  The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

Total debt	$ 2,434,507
Less current portion	557,650
Long-term debt September 30, 2006	$ 1,876,857

10.

Provision for Asset Retirement Obligation

Balance December 31, 2005	$ 198,542
Accretion expense September 30, 2006	9,603
Ending balance September 30, 2006	$ 208,145

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 17 years from the date of purchase is $543,810 which has been discounted using a discount rate of 6.5%.

11.

Share Capital

a) Share Capital

Authorized:

       Unlimited common shares without par value

Issued and fully paid common shares:

	Number of Shares	Consideration
Balance December 31, 2004	20,939,040	$ 12,247,113

Private placement	4,518,625	3,477,625
Exercise of stock options	390,640	299,181
Exercise of warrants	69,550	62,595
Stock compensation expense	-	270,262
Balance December 31, 2005	25,917,855	$ 16,356,776

Exercise of stock options	744,872	620,527
Exercise of warrants	1,596,001	1,933,002
Stock compensation expense	–	746,035
Balance September 30, 2006	28,258,728	$ 19,656,340

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.  During the nine month period ended September 30, 2006, 764,001 warrants relating to this placement were exercised and the Company received net proceeds of $1,184,202.

11.

Share Capital (continued)

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On October 15, 2004 the Company completed a private placement for 763,000 units for $0.90 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $0.90 per share until October 15, 2006.  During the nine month period ended September 30, 2006, 597,000 warrants relating to this placement were exercised and the Company received net proceeds of $537,300.

On December 29, 2004 the Company completed a private placement for 345,000 units at $0.80 per unit. Each unit consisted of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance.  During the nine month period ended September 30, 2006, 75,000 warrants relating to this placement were exercised and the Company received proceeds of $67,500.

On April 7, 2005 the Company completed a private placement of 4,518,625 units at $0.80 for gross proceeds of $3,614,900.  Each unit consisted of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.  During the nine month period ended September 30, 2006, 229,550 warrants relating to this placement were exercised and the Company received $206,595.

b) Options

The Company has established a share purchase option plan whereby the Company's Directors may from time to time grant options to directors, employees or consultants of the Company. The maximum term any option may be is ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price between 49% and 65%, an annual risk free interest rate of 3.25% - 4.25% and vesting over various periods from immediately to five years.  The fair value of the stock options was calculated using the Black-Scholes Model and calculated fair values ranged from $0.40 to $1.18 per stock option.  The Company records the options as an expense over vesting period of the option.

A summary of the Company's Options at September 30, 2006 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2005	2,183,194	0.89
Granted	1,246,932	2.12
Exercised	(744,872)	0.83
Cancelled or expired	(13,750)	1.15
Balance September 30, 2006	2,671,504	1.40

11.

Share Capital (continued)

c) Warrants

A summary of the Company's warrants at September 30, 2006 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance December 31, 2004	3,787,132	1.17
Issued	4,518,625	0.90
Exercised	(69,550)	0.90
Expired	(1,831,131)	1.20
Balance December 31, 2005	6,405,076	0.98
Exercised	1,596,001	1.21
Balance September 30, 2006	4,809,075	$0.90

12.

Income Taxes

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The Company has accumulated non-capital losses in Canada of $3,036,874 for income tax purpose, which, may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

2006	$ 77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	872,195
2012	1,521,510
Total	$3,036,874

The Company has non-capital losses available for tax purposes in Mexico of $4,855,491 that expire from 2006 to 2014.

13.

Restatement

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at Cdn $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over eight years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

13.

Restatement (continued)

The following presents the effect on the Company’s previously issued financial statements for the period ended September 30, 2005:

Balance sheet as at September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	12,579,844	(977,131)	11,602,713
Total assets	15,815,037	(977,131)	14,837,906
Long-term debt	2,902,750	(511,984)	2,390,766
Total liabilities	4,756,240	(511,984)	4,244,256
Deficit	(5,120,225)	(465,147)	(5,585,372)

Statement of operations for the three months ended September 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,467,566	(10,641)	1,456,925
Gross profit	489,528	10,641	500,169
Amortization	232,998	(10,641)	222,357
Foreign exchange (gain)	125,501	(46,603)	78,898
Accretion expense	–	33,493	33,493
Net income (loss)	220,713	23,751	244,464
Basic earnings per share	0.01	–	0.01

Deficit, beginning	(5,340,938)	(488,898)	(5,829,836)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

Statement of operations for the nine months ended September 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	3,818,939	(31,924)	3,787,015
Gross profit	2,013,365	31,924	2,045,289
Amortization	388,521	(31,924)	356,597
Foreign exchange (gain)	191,533	34,565	226,098
Accretion expense	–	105,228	105,228
Net income (loss)	882,464	(107,869)	774,595
Basic earnings per share	0.04	(0.01)	0.03

Deficit, beginning	(6,002,689)	(357,278)	(6,359,967)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

13.

Restatement (continued)

  Statement of cash flows for the three months ended September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	220,713	23,751	244,464
Amortization	232,998	(10,641)	222,357
Accretion	3,152	33,493	36,645
Cash flows used in operating activities	352,660	46,603	399,263
Foreign currency translation	–	(46,603)	(46,603)
Net (decrease) increase in cash	(955,753)	–	(955,753)

  Statement of cash flows for the six months ended September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	882,464	(108,069)	774,395
Amortization	388,521	(31,924)	356,597
Accretion	9,306	105,228	114,534
Cash flows used in operating activities	(311,549)	(34,765)	(346,314)
Foreign currency translation	–	34,765	34,765
Net (decrease) increase in cash	866,014	–	866,014

14.   Subsequent Events

On October 27, 2006 the Company issued a news release summarizing the results of an audit of mineral reserves and resources for the La Guitarra Mine and Temascaltepec Mining District.  The audit was prepared by Glenn Clark and Associates and the reserves and resources were reported in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.  A full copy of the news release can be found on the Company’s web site at www.gencoresources.com or on SEDAR at www.sedar.com.

Subsequent to the period end, 250,000 warrants relating to the October 15, 2004 private placement, 25,000 warrants relating to the December 29, 2004 private placement and 2,500,000 warrants relating to the March 9, 2005 private placement were exercised, all at $0.90, with net proceeds to the Company of $2,497,500.

15.   Economic Dependency

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.